UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             Watts Industries, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                  942749 10 2
                                 (CUSIP number)

                               Frederic B. Horne

        c/o Watts Industries, Inc., 815 Chestnut Street, North Andover,
                      Massachusetts 01845 (508) 688-1811
  (Name, address and telephone number of person authorized to receive notices and communications)

                                January 21, 1998

            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)






--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP     No.
942749 10 2
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Frederic B. Horne

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                            (B) [X]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*

        Not Applicable
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        CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]
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        CITIZENSHIP OR PLACE OF ORGANIZATION

        The United States of America
-------------------------------------------------------------------------------

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  NUMBER OF     7  SOLE VOTING POWER

   SHARES          1,948,923
               ----------------------------------------------------------------
                8  SHARED VOTING POWER
BENEFICIALLY
                   0
               ----------------------------------------------------------------
  OWNED BY      9  SOLE DISPOSITIVE POWER

    EACH           1,948,923

               ----------------------------------------------------------------
  REPORTING     10 SHARED DISPOSITIVE POWER

   PERSON          0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY EACH
         REPORTING PERSON

         1,948,923
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES                        [X]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON *

         IN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Frederic B. Horne hereby amends and supplements his originally filed Statement on Schedule 13D dated November 8, 1991 (the "Original Statement"), as amended by Amendment No. 1 to his Statement on Schedule 13D filed September 10, 1997 (the "First Amended Statement") and Amendment No. 2 to his Statement on Schedule 13D dated November 3, 1997 (the "Second Amended Statement"), with respect to the Class A Common Stock, par value $0.10 per share (the "Common Stock") of Watts Industries, Inc. (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. Unless otherwise indicated by use of the term "Class A Common Stock", all of the beneficial ownership of shares of Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share ("Class B Common Stock") of the Company which is convertible into shares of Common Stock on a share-for-share basis. References herein to "Mr. Horne" shall be deemed to be references to Frederic B. Horne, the reporting person. All share numbers set forth in this Statement give effect to a 2-for-1 split of shares of Common Stock of the Company on March 15, 1994.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)  Name

           Frederic B. Horne

      (b)  Residence or Business Address

           1116 Great Pond Road
           North Andover, MA  01845

      (c)  Principal Occupation; Name and Address
           of Principal Business Office

           Independent Investor
           1116 Great Pond Road
           North Andover, MA  01845

           On September 12, 1997, Mr. Horne resigned as Corporate Vice President of the Company. Mr. Horne ceased to be a Director of the Company on October 21, 1997 at the expiration of his term.

      (d)  Past Criminal Convictions

           None

      (e)  Past Civil Proceedings or Administrative
           Proceedings Related to Federal or State
           Securities Laws Resulting in a Judgment,
           Decree or Final Order Finding Violations or
           Enjoining Future Violations of Such Laws

           None

      (f)  Citizenship

           The United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On January 21, 1998, Frederic B. Horne converted 350,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock (the "Conversion"). The Conversion required no payment of funds or other consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

      Frederic B. Horne converted 350,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock in order to be in a position to achieve liquidity with respect to such shares should he wish to dispose of all or a portion of such shares at a future date.

      Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Class A Common Stock or Class B Common Stock, depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr. Horne or the Company. Except as set forth above, Mr. Horne has no present plans or proposals to take any action enumerated in the instructions to Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

      (a)  Amount Beneficially Owned:

      Frederic B. Horne is deemed the beneficial owner of 1,948,923 shares of Common Stock of the Company, of which 500,000 shares are shares of Class A Common Stock, after giving effect to the Conversion.

      Mr. Horne's beneficial ownership consists of (i) 1,915,323 shares beneficially owned by Mr. Horne, of which 500,000 are shares of Class A Common Stock, (ii) 22,600 shares beneficially owned by a revocable trust for the benefit of Kristina M. Horne for which Mr. Horne serves as trustee and (iii) 11,000 shares beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act.

      Percent of Class:

                7.2%

                See Note 1 to this Item 5.

      Mr. Horne may be deemed the beneficial owner of 1,235,840 shares of Common Stock held by Mr. Horne as trustee of a revocable trust for the benefit of Peter W. Horne (the "PWH Trust Shares"). The PWH Trust Shares are subject to the 1991 Voting Trust; therefore, Mr. Horne has no voting power with respect to such shares. Under the terms of the 1991 Voting Trust, the PWH Trust Shares may not be withdrawn from the 1991 Voting Trust without the consent of the two trustees (currently Timothy P. Horne and Noah T. Herndon). Mr. Horne disclaims beneficial ownership of, and disclaims dispositive power with respect to, the PWH Trust Shares. Mr. Horne may be deemed to be the beneficial owner of 1,650 shares of Common Stock which are part of the estate of Virginia B. Horne and to which Mr. Horne is designated as the beneficiary. Mr. Horne disclaims beneficial ownership with respect to such shares while, and for so long as, such shares have not been distributed.

      (b)  Number of shares as to which such person has:

           (i)  Sole power to vote or direct the vote: 1,948,923

           (ii) Shared power to vote or direct the vote: 0

           (iii)Sole power to dispose or direct the disposition of: 1,948,923

           (iv) Shared power to dispose or direct the disposition of: 0

      (c) Mr. Horne engaged in the following transactions during the past sixty days:

           (i) Converted 100,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock on November 25, 1997.

           (ii) Sold 11,000 shares of Class A Common Stock at $25.7875 per share on November 26, 1997.

           (iii)Sold 5,500 shares of Class A Common Stock at $26.0227 per share on November 28, 1997.

           (iv) Sold 10,000 shares of Class A Common Stock at $26.0588 per share on December 1, 1997.

           (v) Sold 12,000 shares of Class A Common Stock at $26.6083 per share on December 2, 1997.

           (vi) Converted 350,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock on January 21, 1998.

      (d)  Not applicable

      (e)  Not applicable

Note 1: The percentages above have been determined as of September 30, 1997 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. At that date, a total of 27,062,854 shares of Common Stock were outstanding, of which 11,159,127 were shares of Class B Common Stock entitled to ten votes per share and 15,903,727 were shares of Class A Common Stock entitled to one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Amended and Restated Stock Restriction Agreement

      All shares of Class B Common Stock owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne; 80,200 shares of Common Stock owned individually by or in trust for the benefit of Tara V. Horne; 72,600 shares of Common Stock owned in trust for the benefit of Tiffany R. Horne; and 33,600 shares of Common Stock owned individually by or in trust for the benefit of Kristina M. Horne, and any voting trust certificates representing such shares, are subject to a stock restriction agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

      The purchase price per share is the 15-day average trading pricing of the Company's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

      This summary is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit A to the Original Statement, and the First Amendment thereto, filed as Exhibit C to the First Amended Statement.

Horne Family Voting Trust Agreement - 1991

      The PWH Trust Shares, of which Mr. Horne may be deemed the beneficial owner as trustee of a revocable trust for the benefit of Peter W. Horne which holds such shares, are subject to the terms of the 1991 Voting Trust. Under the terms of the 1991 Voting Trust, the two trustees (currently Timothy P. Horne and Noah T. Herndon) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors. The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Common Stock in the 1991 Voting Trust who hold voting trust certificates at such time or, in certain cases, the holders of voting trust certificates representing such shares. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees. Mr. Horne disclaims beneficial ownership of the PWH Trust Shares.

      This summary is qualified in its entirety by reference to the text of the 1991 Voting Trust, filed as Exhibit B to the Original Statement, as amended by the Amendment to The Horne Family Voting Trust--1991, filed as Exhibit D to the First Amended Statement.


                               * * *

      This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Frederic B. Horne
-------------------------
Frederic B. Horne

Dated:  February 5, 1998